233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
August 24, 2011 VIA EDGAR Mr. Nicholas P. Panos U.S. Securities and Exchange Commission Division of Corporation Finance	Barcelona	Munich
	Beijing	New Jersey
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Milan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Traffic Network, Inc.

Schedule 13E-3 filed August 9, 2011

File No. 005-81708

Schedule TO filed August 9, 2011

File No. 005-81708

Filed by GTCR Gridlock Acquisition Sub, Inc., et al.

Schedule 14D-9 filed August 9, 2011

File No. 005-81708

Filed by Global Traffic Network, Inc.

Dear Mr. Panos,

We are submitting this letter on behalf of GTCR Gridlock Acquisition Sub, Inc. (“Purchaser”), a Nevada corporation and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership, GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Purchaser Group”), in response to the August 15, 2011 letter of the staff (the “Staff”) of the Securities and Exchange Commission in respect of the Transaction Statement on Schedule 13E-3 filed by the Purchaser Group, Global Traffic Network, Inc. (“Global”) and Mr. William L. Yde III on August 9, 2011, the Tender Offer Statement on Schedule TO filed by the Purchaser Group on August 9, 2011, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global on August 9, 2011 (the “Schedule 14D-9”), each in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock of Global. This letter supplements our initial response to the Staff’s comments set forth in our letter to you, dated August 18, 2011.

August 24, 2011

In response to Comment 5 in the Staff’s letter, the Purchaser Group will revise the disclosure in the Offer to Purchase to clarify that the Purchaser Group expressly adopted the Special Committee’s assessment of the going concern value of Global as described in the Schedule 14D-9. To this end, the Purchaser Group proposes to amend the second full paragraph on page 22 of the Offer to Purchase under “Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger—Position of the Purchaser Group” to read as follows:

“The Purchaser Group’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Global’s unaffiliated shareholders in relation to the going-concern value of Global on a stand-alone basis. The Purchaser Group did not independently assess the going-concern value of Global on a stand-alone basis, but instead expressly adopted the Special Committee’s assessment of going-concern value described in the Schedule 14D-9 under “Item 4(b). The Solicitation Or Recommendation — Reasons for the Recommendation of the Special Committee and Global’s Board of Directors—Other Factors—Going Concern Valuation.” In reaching the conclusion as to fairness, the Purchaser Group did not consider the liquidation value or net book value of Global. The liquidation value was not considered because Global is a viable going concern and the Purchaser Group has no plans to liquidate Global. Therefore, the Purchaser Group believes that the liquidation value of Global is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated shareholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because Global’s business is not of a nature whose value is traditionally measured as a multiple of book value, as Global’s value is derived from cash flows generated by continuing operations, and they believe that net book value is not a material indicator of the value of Global as a going concern but rather is indicative of historical costs.”

In addition, the Purchaser Group has been advised by Global that Global will revise the disclosure in the Schedule 14D-9 to more precisely indicate the extent to which the Special Committee considered going concern value as a factor in determining whether or not the proposed transaction is reasonably fair to unaffiliated security holders. To this end, the Purchaser Group has been advised by Global that Global proposes to amend and restate in its entirety the second bullet of the subsection entitled “Other Factors” on page 23 of the Schedule 14D-9 under “Item 4(b). The Solicitation Or Recommendation – Reasons for the Recommendation of the Special Committee and Global’s Board of Directors” to read as follows:

“Going Concern Valuation. The Special Committee believes that each of Moelis’ valuation methodologies (i.e., Selected Publicly Traded Companies Analysis, Selected Transactions Analysis, and Discounted Cash Flow Analysis, as each is more fully described in “Item 5(a). Persons/Assets Retained, Employed, Compensated Or Used – Opinion of the Financial Advisor to the Special Committee”) represents potential valuations of Global as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of these analyses in the context of the other financial analyses performed by Moelis in the preparation of its opinion, and, in that regard, such analyses were principal factors as detailed above in the Special Committee’s fairness determination.”

August 24, 2011

If you have any questions or need additional information, please do not hesitate to contact me by telephone at (312) 876-6514.

Sincerely,

/s/ Bradley C. Faris
Bradley C. Faris of LATHAM & WATKINS LLP

cc:	Christian B. McGrath, GTCR LLC

Ted Sonnenschein, Latham & Watkins LLP

Thomas C. Janson, Milbank, Tweed, Hadley & McCloy LLP

David Schwartz, Milbank, Tweed, Hadley & McCloy LLP

Edward Rayner, Esq., Pryor Cashman LLP